For immediate release	EXHIBIT 99.1

FAIRMONT HOTELS & RESORTS TO MANAGE
TURNBERRY ISLE RESORT & CLUB

TORONTO, December 29, 2003 - Fairmont Hotels & Resorts Inc. (“FHR”)(TSX/NYSE: FHR) today announced that it has entered into an agreement to manage Florida’s renowned Turnberry Isle Resort & Club. With the closing of the transaction today, FHR has entered into a long-term management agreement with New York-based Macro Capital Limited to manage the resort under FHR’s luxury Fairmont brand as of January 1, 2004. The property will be flagged “The Fairmont Turnberry Isle Resort & Club, Miami, Florida” on January 30, 2004.

“Fairmont has a strong presence in the North American resort market and we have been actively seeking strategic growth opportunities to expand this portfolio. Finding the right property in south Florida has been a top priority given this destination’s strength in the group meetings market, which is a critical business segment for Fairmont,” said William R. Fatt, FHR’s Chief Executive Officer.

Continued Mr. Fatt, “With its 25,000 square foot spa, extensive meeting facilities and two signature championship golf courses, Turnberry Isle Resort & Club is a perfect fit with our current resort portfolio and provides the brand with a strong presence in the Florida market. We look forward to working with our partner to further strengthen the quality and performance of the property.”

About Turnberry Isle Resort & Club
This 300-acre Mediterranean-style resort is located in Florida’s exclusive enclave of Aventura, within 30 minutes of the Miami International Airport and 20 minutes from Ft. Lauderdale. Turnberry Isle Resort & Club offers 392 guestrooms and nine restaurants and lounges, including award-winning “The Veranda”, recognized by the Zagat Guide as “Miami’s Best Gourmet Dining Experience”. The resort features a 25,000 square foot spa opened in 2001, 45,000 square feet of conference and banquet facilities, and extensive on-site golf and tennis facilities, including two signature 18-hole championship golf courses designed by world famous golf course architect, Robert Trent Jones, Sr. In addition, guests and club members have access to the private Ocean Club on the shores of the Atlantic Ocean, and a full service marina, located on the Intracoastal Waterway.

About Fairmont Hotels & Resorts Inc.
FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 82 luxury and first-class properties with more than 32,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5% controlling interest in Fairmont Hotels & Resorts (“Fairmont”), North America’s largest luxury hotel management company, as measured by rooms under management. Fairmont manages 42 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac and The Fairmont Scottsdale Princess. FHR also holds a 100% interest in Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises a portfolio of 39 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 24 properties, two large undeveloped land blocks and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

Media:	Investors:
Laura Fairweather Executive Director Public Relations Tel: 416.874.2404 Email: communication@fairmont.com Website: www.fairmont.com	Emma Thompson Executive Director Investor Relations Tel: 416.874.2485 Email: investor@fairmont.com Website: www.fairmont.com/investor